Exhibit 10.01

SEPARATION AGREEMENT AND RELEASE OF ALL CLAIMS

This Separation Agreement and Release of All Claims (“Agreement”) is entered into by and between Philip W. Milne (“Mr. Milne”) and MoneyGram International, Inc., a Delaware corporation, and its predecessors, successors, affiliates, subsidiaries and related companies (“MoneyGram”) as of June 18, 2008.

WHEREAS, MoneyGram employs Mr. Milne in the position of President and Chief Executive Officer and Mr. Milne also serves as the Chairman of the Board of Directors of MoneyGram;

WHEREAS, the parties have mutually agreed that Mr. Milne’s employment with MoneyGram and his position on its Board of Directors will terminate effective June 19, 2008 (the “Separation Date”);

WHEREAS, Mr. Milne is a participant in the MoneyGram International, Inc. Special Executive Severance Plan (Tier I) (the “Severance Plan”) and may be entitled to certain payments and benefits pursuant to the Severance Plan;

WHEREAS, MoneyGram and Mr. Milne are parties to an Amended and Restated Employment Agreement dated November 5, 2007 and effective July 1, 2005 (the “Employment Agreement”), which Employment Agreement provides for a two-year non-competition period following the termination of Mr. Milne’s employment;

WHEREAS, Mr. Milne may be entitled to certain payments and benefits pursuant to the Employment Agreement, which payments and benefits are to be applied to and set off against MoneyGram’s obligations under the Severance Plan;

WHEREAS, Mr. Milne and MoneyGram Payment Systems, Inc., including its parent companies, predecessors, successors, affiliates, and subsidiaries are parties to an Employee Trade Secret, Confidential Information and Post-Employment Restriction Agreement dated and effective April 14, 2006 (the “Post-Employment Restriction Agreement”);

WHEREAS, Mr. Milne and MoneyGram have agreed to amend and restate Mr. Milne’s obligations under the Post-Employment Restriction Agreement;

WHEREAS, Mr. Milne and MoneyGram have agreed upon the following payments, benefits, and other terms and conditions under which they will end their employment relationship and all other relationships and wish to resolve all actual and potential disputes between them.

NOW, THEREFORE, in consideration of the mutual promises, agreements, covenants, and provisions contained in this Agreement, the sufficiency of which is hereby acknowledged, MoneyGram and Mr. Milne agree as follows:

1. Termination of Employment. Mr. Milne’s employment with MoneyGram shall terminate effective as of the Separation Date. Effective as of that date, Mr. Milne hereby resigns from MoneyGram’s Board of Directors and from any other position he holds with MoneyGram and/or its parent, subsidiary, or affiliate companies.

2. Release of Claims by Mr. Milne. In consideration for the receipt of the payments and other benefits described in this Agreement, to which Mr. Milne understands and acknowledges he may not otherwise be entitled without executing this Agreement, Mr. Milne hereby releases and forever discharges MoneyGram, its parent companies, predecessors, successors, affiliates, subsidiaries, related companies, shareholders, and their respective members managers, partners, employees, officers, agents, and directors (individually a “Released Party” and collectively the “Released Parties”) from the following:

2.1	All claims arising out of or relating to Mr. Milne’s employment with MoneyGram and/or Mr. Milne’s separation from that employment;

2.2	All claims arising out of or relating to the statements, actions, or omissions of the Released Parties;

2.3	All claims for any alleged unlawful discrimination, harassment, retaliation or reprisal, or other alleged unlawful practices arising under any federal, state, or local statute, ordinance, or regulation, including without limitation, claims under Title VII of the Civil Rights Act of 1964, as amended; the Age Discrimination in Employment Act of 1967, as amended; the Americans with Disabilities Act of 1990; the Family and Medical Leave Act of 1993; the Equal Pay Act of 1963; the Worker Adjustment and Retraining Notification Act; the Employee Retirement Income Security Act of 1974; the Fair Credit Reporting Act; the Minnesota Human Rights Act, any other federal, state or local anti-discrimination acts, state wage payment statutes and non-interference or non-retaliation statutes;

2.4	All claims for alleged wrongful discharge; breach of contract; breach of implied contract; failure to keep any promise; breach of a covenant of good faith and fair dealing; breach of fiduciary duty; promissory estoppel; Mr. Milne’s activities, if any, as a “whistleblower”; defamation; infliction of emotional distress; fraud; misrepresentation; negligence; harassment; retaliation or reprisal; constructive discharge; assault; battery; false imprisonment; invasion of privacy; interference with contractual or business relationships; any other wrongful employment practices; and violation of any other principle of common law;

2.5	All claims for compensation of any kind, including without limitation, commission payments, bonus payments, vacation pay, expense reimbursements, reimbursement for health and welfare benefits, and perquisites;

2.6	All claims for back pay, front pay, reinstatement, other equitable relief, compensatory damages, damages for alleged personal injury, liquidated damages, and punitive damages; and

2.7	All claims for attorneys’ fees, costs, and interest except for those arising from section 4.8 of this Agreement or Section 7 of the Severance Plan.

Mr. Milne acknowledges and agrees that this release extends to and includes any and all claims, known or unknown, asserted or unasserted, direct or indirect, which he has or may have by reason of any matter, fact or thing occurring up through the date of his signature on this Agreement. MoneyGram acknowledges and understands, however, that (1) Mr. Milne does not release any claims that the law does not allow to be waived by private agreement; (2) Except as otherwise provided in this Agreement, Mr. Milne does not release any claims that arise from events or actions occurring after the date on which Mr. Milne signs this Agreement; and (3) Mr. Milne does not release any claims to indemnification or insurance coverage (including but not limited to D&O coverage) that he may have with respect to any claims made or threatened against him in his capacity as an officer, director, or employee of MoneyGram.

3. Release of Claims by MoneyGram. Except as otherwise set forth in this Agreement, and with the exception of any suits, claims, counter-claims, actions, causes of action, rights, judgments, damages, costs, attorneys’ fees, losses, debts, setoffs or defenses arising from any criminal conduct by Mr. Milne, MoneyGram, its parent companies, predecessors, successors, affiliates, subsidiaries, and related companies hereby releases and forever discharges Mr. Milne from any and all suits, claims, counter-claims, actions, causes of action, rights, judgments, damages, costs, attorneys’ fees, losses, debts, setoffs or defenses to the extent known by the members of MoneyGram’s Board of Directors or its (a) EVP & Chief Operating Officer, (b) EVP & Chief Financial Officer, (c) EVP, General Counsel & Secretary, (d) EVP, Human Resources & Corporate Services, and (e) EVP & Chief Compliance Officer – Government Affairs (its “Senior Leadership Team”) as of the date on which MoneyGram signs this Agreement.

4. Payments and Benefits. In exchange for the release of claims in this Agreement and in further consideration for the post-employment restrictions set forth in Exhibit A to this Agreement, MoneyGram shall make the following payments and provide the following benefits to Mr. Milne:

4.1	Salary Severance. A payment in the amount of $2,054,167, less any and all applicable voluntary and required withholdings, representing salary severance, and payable on the first day of the seventh month following the Separation Date;

4.2	Bonus Severance. A payment in the amount of $3,277,600, less any and all applicable voluntary and required withholdings, representing Management and Line of Business Incentive Plan bonus severance and a payment in the amount of $4,176,050, less any and all applicable voluntary and required withholdings, representing Performance Unit Incentive Plan bonus severance (collectively “Bonus Severance”). Mr. Milne acknowledges and agrees that the Bonus Severance shall be payable in lieu of the following to which he has relinquished all actual or potential claims:

4.2.1 the pro-rata Management and Line of Business Incentive Plan bonus severance payable under the Employment Agreement;

4.2.2 the accelerated vesting of any and all Performance Unit Incentive Plan awards provided for under the Employment Agreement;

4.2.3 MoneyGram’s obligation under the Employment Agreement to continue to maintain and pay the premiums with respect to Milne’s family medical and dental coverage from April 1, 2011 for the remainder of Milne’s and his spouse’s lifetimes (hereinafter, the “Lifetime Medical Obligation”); and

4.2.4 the accelerated vesting of any unvested stock options, restricted stock awards or other equity incentives.

Payment of Bonus Severance shall be made on the first day of the seventh month following the Separation Date; provided, however, that the portion of Bonus Severance representing payment in lieu of the Lifetime Medical Obligation shall be paid on January 2, 2009 to satisfy the requirements of section 409A of the Internal Revenue Code.

4.3	Special Retirement Benefits. Mr. Milne or his beneficiaries shall be paid special retirement benefits under the MoneyGram Supplemental Pension Plan (“SERP”) as and when Mr. Milne or such beneficiaries become entitled to benefits under the SERP, equal to the excess of (i) the retirement benefits that would be payable to Mr. Milne or such beneficiaries under the SERP if Mr. Milne’s employment had continued through March 24, 2011 (the “Severance Period”), assuming all of his accrued benefits under the SERP (including those attributable to the Severance Period) were fully vested, and his final average compensation was equal to the Deemed Final Average Compensation (as defined in the Severance Plan) over (ii) the total benefits actually payable to Mr. Milne or his beneficiaries under the SERP. All such benefits will be payable pursuant to the terms and conditions of the SERP, and no additional enhancements will be made to Mr. Milne’s SERP benefits under the terms of the SERP or otherwise;

4.4	Medical and Dental Coverage. Mr. Milne’s existing company-provided family medical and dental coverage will continue through June 30, 2008. Beginning July 1, 2008 and continuing through March 31, 2011, Mr. Milne and his spouse will continue to receive family medical coverage under the Comprehensive Major Medical Plan and family dental coverage under the Comprehensive Enhanced with Orthodontic Coverage Plan and will receive reimbursement for the tax cost, if any, arising from income imputed to him due to the provision of these coverages. Reimbursement for tax cost payable during the first six months following the Separation Date shall be delayed to the first day of the seventh month following the Separation Date to satisfy the requirements of section 409A of the Internal Revenue Code;

4.5	Life Insurance. Mr. Milne’s existing company-provided life insurance coverage will continue through June 30, 2008. Beginning July 1, 2008 and continuing through March 31, 2011, Mr. Milne will continue to receive basic life insurance coverage on the same terms as if he were still employed by MoneyGram and will receive reimbursement for the tax cost, if any, arising from income imputed to him due to the provision of this coverage. Reimbursement for tax cost payable during the first six months following the Separation Date shall be delayed to the first day of the seventh month following the Separation Date to satisfy the requirements of section 409A of the Internal Revenue Code. Further, to the extent that Mr. Milne’s right to life insurance coverage set forth above (or reimbursements for the cost of such coverage, as applicable) is taxable to Mr. Milne, he shall pay for such coverage for the first six months following the Separation Date and shall be reimbursed for such payments on the first day of the seventh month following the Separation Date to satisfy the requirements of section 409A of the Internal Revenue Code;

4.6	Outplacement Services. Mr. Milne will receive reimbursement for the cost of reasonable outplacement services for a period of two (2) years following the Separation Date, up to a maximum reimbursement of $50,000;

4.7	Other Benefits. Mr. Milne will receive a payment in the amount of $205,000 representing vacation pay and payment in lieu of certain taxable perquisites to which Mr. Milne may have otherwise been entitled under Section 6(b)(iv) of the Severance Plan. Payment of vacation pay shall be made as soon as practicable following the Separation Date. Payment in lieu of taxable perquisites shall be delayed until the first day of the seventh month following the Separation Date. In addition, to satisfy the requirements of section 409A of the Internal Revenue Code, the portion of payment representing payment in lieu of taxable perquisites for the period from January 1, 2009 through March 31, 2011 shall be paid on January 2, 2009; and

4.8	Upon receipt of copies of invoices, and subject to a cap of $25,000, MoneyGram will pay Mr. Milne’s attorneys’ fees and costs relating to or arising from Mr. Milne’s attorneys’ review, negotiation and completion of this Agreement.

The parties acknowledge that the above payments and benefits may arise from obligations set forth in the Employment Agreement, the Severance Plan, or both. The parties agree that these payments and benefits satisfy any and all of MoneyGram’s obligations under the Employment Agreement and the Severance Plan. Mr. Milne shall have no right to any additional or further payments or benefits pursuant to the Employment Agreement, the Severance Plan, or otherwise, except as expressly set forth in Section 6 below.

In the event it should be determined that any of the payments made hereunder to Mr. Milne would be subject to an Excise Tax, then Mr. Milne shall be entitled to receive an additional payment (the “Gross-Up Payment”) in an amount such that, after payment by Mr. Milne of all taxes (and any interest and penalties imposed with respect thereto as a direct result of any Underpayment as determined under the Severance Plan or any other action or inaction of MoneyGram, but not any interest and penalties imposed as a direct result of Mr. Milne’s failure to timely remit taxes) and Excise Tax imposed upon the Gross-Up Payment, Mr. Milne will retain an amount of the Gross-Up Payment equal to the Excise Tax that his been imposed. The parties’ rights and obligations with respect to any Gross-Up Payment shall be determined pursuant to and conditioned upon compliance with the terms of Section 7 of the Severance Plan.

5. Payments and Benefits for Post-Employment Restriction Obligations. Mr. Milne and MoneyGram acknowledge and agree that a portion of the severance payable hereunder is attributable to Mr. Milne’s post-employment restriction obligations. Mr. Milne and MoneyGram further acknowledge and agree that certain of the consideration to be paid under this Agreement will be allocated to the value of those non-competition obligations. Mr. Milne and MoneyGram hereby agree that Ernst & Young LLP (“Ernst”) will act as the Accounting Firm for the purposes of determining and allocating that value. Mr. Milne and MoneyGram agree to cooperate fully with Ernst in its determination of that value, and to file any required tax returns or other documents reflecting the value as determined by Ernst which such cooperation includes, but is not limited to, being available to meet in person with Ernst personnel at Ernst’s and/or MoneyGram’s offices. If a tax authority determines that Mr. Milne has any additional tax liability or other obligations arising from or relating to such determination and/or allocation of value, MoneyGram agrees to defend, utilizing counsel of MoneyGram’s choosing, and fully indemnify Mr. Milne for and from such additional tax liability or other obligations.

6. Other Benefit Coverages after Separation Date. Mr. Milne’s other benefit coverages not addressed in section 3 above are affected as follows:

6.1	Mr. Milne’s participation in the MoneyGram International, Inc. 401K Program (“401K Program”) and the employer matching obligation under the 401K Program, will cease as of the Separation Date, and any distribution of the 401K Program’s funds will be in accordance with the provisions of the 401K Program;

6.2	The MoneyGram Pension Plan was frozen effective December 31, 2003. Funds due to Mr. Milne under the MoneyGram Pension Plan, if any, will be distributed to Mr. Milne in accordance with the provisions of the MoneyGram Pension Plan;

6.3	Mr. Milne’s business travel accident, short-term disability and long-term disability coverages will cease as of the Separation Date. Shortly following the Separation Date, Mr. Milne will receive information regarding the option, if any, for conversion of Mr. Milne’s group long-term disability coverage to individual coverage which such conversion, if any, shall be at Mr. Milne’s sole expense;

6.4	Mr. Milne may possess exercisable Viad Corp. and/or MoneyGram International, Inc. Stock Option rights. Mr. Milne agrees to observe MoneyGram’s policy on insider trading and will not purchase or sell MoneyGram stock while in possession of inside information, or prior to the next window period that begins at or after Mr. Milne’s Separation Date. All such rights must be exercised within three (3) months of Mr. Milne’s Separation Date or they will expire. Mr. Milne may exercise his MoneyGram International, Inc. Stock Options, if any, by contacting Carrie Shober at 952-591-3062, via the Internet (www.etrade.com/stockplans) or by contracting E*Trade at 1-800-387-2331. Mr. Milne may exercise his Viad Corp Stock Options, if any, by contacting Debi Atkins at 602-207-5803, via the Internet (www.etrade.com/stockplans) or by contacting E*Trade at 1-800-387-2331; and

6.5	Funds due Mr. Milne, if any, under the MoneyGram International, Inc. Deferred Compensation Plan will be paid to Mr. Milne in accordance with the provisions of the Deferred Compensation Plan.

Mr. Milne’s other benefits, if any, will be paid in accordance with the provisions of the governing document(s) for those benefits.

7. No Change of Control. The parties acknowledge and agree that for all purposes, there has been no change of control of MoneyGram. Without limiting the generality of the foregoing, the parties specifically acknowledge and agree that there has been no “Change of Control” as defined in the Amended and Restated MoneyGram International, Inc. Executive Severance Plan (Tier I) or the SERP, and that Mr. Milne is not entitled to any payments or benefits under either of those Plans or any other payments, benefits, or rights that would arise as a result of any change of control (or change in control) now or at any time in the future. This section 7 is not intended to alter or affect and does not alter or affect (a) any determination as to whether any payments hereunder are subject to section 280G of the Internal Revenue Code; (b) any Gross-Up Payment and/or (c) the parties’ rights and obligations with respect to any Gross-Up Payment.

8. Claims Involving MoneyGram. Mr. Milne warrants that he has not instituted, filed or caused others to file or institute any charge, complaint or action against any Released Party. Mr. Milne warrants that, to the full extent permitted by law, he will not file or institute any charge, complaint or action against any Released Party with respect to any matters arising before or on the date Mr. Milne signs this Agreement. Mr. Milne will not recommend or suggest to any potential claimants or employees of MoneyGram or their attorneys or agents that they initiate claims or lawsuits against any Released Party, nor will Mr. Milne voluntarily aid, assist, or cooperate with any claimants or employees of MoneyGram or their attorneys or agents in any claims or lawsuits now pending or commenced in the future against any Released Party; provided, however, that nothing in this paragraph will be construed to prevent Mr. Milne from giving truthful testimony in response to direct questions asked pursuant to a lawful subpoena during any future legal proceedings involving any Released Party. Further, this Agreement does not purport to limit any right Mr. Milne may have to file a charge under the Age Discrimination in Employment Act of 1967 (“ADEA”) or any other civil rights statute or to participate in an investigation or proceeding conducted by the EEOC or other investigative agency. This Agreement does, however, waive and release any right to recover damages or other relief under the ADEA or other civil rights statute.

9. Post-Employment Restrictions and Obligations. Mr. Milne understands, acknowledges and agrees that he is bound to the post-employment restrictions and other obligations set forth in Exhibit A to this Agreement. Mr. Milne further acknowledges and agrees that the terms of Exhibit A are fully incorporated into this Agreement and are intended to be a part of this Agreement

10. Non-Disparagement. Mr. Milne hereby acknowledges that he is not aware of any acts or practices of any Released Party that he knows or believes to be unlawful or unethical, and MoneyGram hereby acknowledges that the members of its Board of Directors and its Senior Leadership Team do not know of any acts or practices of Mr. Milne known or believed to be unlawful or unethical. Mr. Milne agrees not to express any derogatory or damaging statements about any Released Party, the management of MoneyGram or MoneyGram’s business condition in any public way or to anyone who could make these statements public. Mr. Milne understands and acknowledges that this non-disparagement provision is a material inducement to MoneyGram to the making of this Agreement and that if Mr. Milne breaches this provision, MoneyGram will be entitled to pursue its legal and equitable remedies, including without limitation, the right to recover damages (including but not limited to any amounts paid and/or owing under this Agreement) and to seek injunctive relief. MoneyGram agrees that it will direct the current members of its Board of Directors and its Senior Leadership Team to not express any derogatory or damaging statements about Mr. Milne in any public way. It is understood and acknowledged that nothing in this Section 10 will be construed to prevent any person from giving truthful testimony in response to direct questions asked pursuant to a lawful subpoena during any future legal proceedings.

11. Time to Consider Agreement. Mr. Milne understands and acknowledges that he may take seven (7) calendar days to decide whether to sign this Agreement (“Consideration Period”). Mr. Milne represents that if he signs this Agreement before the expiration of the Consideration Period, it is because he has decided that he does not need any additional time to decide whether to sign this Agreement. Mr. Milne further agrees that any changes, material or otherwise, made to this Agreement do not restart or affect in any manner the original Consideration Period.

12. Right to Rescind or Revoke. Mr. Milne understands and acknowledges that he has fifteen (15) days to revoke the release of any claims under the Age Discrimination in Employment Act (“ADEA”) and/or the Minnesota Human Rights Act (“MHRA”). Mr. Milne understands and acknowledges that if he wishes to revoke the above-referenced release of claims under the ADEA and/or the MHRA after he has signed this Agreement, the revocation must be in writing and hand-delivered or mailed to MoneyGram. If hand-delivered to MoneyGram, the revocation must be: (a) addressed and delivered to Cindy Stemper, Executive Vice President, Human Resources & Corporate Services, MoneyGram International, Inc., 1550 Utica Avenue South, Minneapolis, MN 55416, within the fifteen-day period. If mailed to MoneyGram, the revocation must be: (a) postmarked within the fifteen-day period; (b) addressed to Cindy Stemper, Executive Vice President, Human Resources & Corporate Services, MoneyGram International, Inc., 1550 Utica Avenue South, M.S. 1010 Minneapolis, MN 55416; and (c) sent by certified mail, return receipt requested. In the event that Mr. Milne provides a timely revocation pursuant to this Section 11, then in its sole discretion MoneyGram may either (a) void this Agreement in its entirety, or (b) void the release of Mr. Milne’s ADEA and/or MHRA claims but enforce the remainder of this Agreement according to its terms.

13. Return of Equipment. Unless otherwise noted in this Agreement, Mr. Milne shall, prior to or on the Separation Date, diligently locate all of MoneyGram’s property (which such property shall not include property that is generally available to the public) within his possession and return to MoneyGram all of MoneyGram’s property and information within his possession. Such property includes, but is not limited to, credit cards, computers, copy machines, facsimile machines, lap top computers, Blackberries, pagers, entry cards, keys, building passes, computer software, manuals, journals, diaries, files, lists, codes, documents, correspondence, and methodologies particular to MoneyGram and any and all copies thereof; provided, however, that Mr. Milne may retain his cellular telephone and telephone number, and MoneyGram will provide Mr. Milne with a personal computer that is substantially similar to the home personal computer purchased by MoneyGram for his use. Moreover, Mr. Milne is strictly prohibited from destroying, obliterating or altering any of MoneyGram’s property covered by this section, and Mr. Milne is strictly prohibited from making copies, or directing copies to himself through e-mail or other transmission, of any of MoneyGram’s property covered by this section. After the Separation Date, Mr. Milne agrees to promptly respond to any reasonable request by MoneyGram to return MoneyGram property in his possession and/or control, and Mr. Milne further agrees that should he later discover any MoneyGram property in his possession and/or control, he will promptly return it to MoneyGram without a specific request by MoneyGram to do so.

14. Reasonable Requests; Indemnification.

14.1. Mr. Milne will make himself available to MoneyGram either by telephone or, if MoneyGram believes necessary, in person upon reasonable request and notice, to assist MoneyGram in connection with any matter relating to services performed by him on behalf of MoneyGram prior to the Separation Date. Mr. Milne further agrees that he will cooperate fully with MoneyGram in the defense or prosecution of any claims or actions now in existence or which may be brought or threatened in the future against or on behalf of MoneyGram, its directors, shareholders, officers, or employees. Mr. Milne will cooperate in connection with such claims or actions including, without limitation, his being available to meet with MoneyGram to prepare for any proceeding (including depositions), to provide affidavits, to assist with any audit, inspection, proceeding or other inquiry, and to act as a witness in connection with any litigation or other legal proceeding affecting MoneyGram. MoneyGram shall reimburse Mr. Milne for his actual out-of-pocket expenses incurred pursuant to his obligations hereunder;

14.2 Mr. Milne further agrees that should he be contacted (directly or indirectly) by any individual or any person representing an individual or entity that is or may be legally or competitively adverse to MoneyGram in connection with any claims or legal proceedings, he will promptly notify MoneyGram of that fact in writing, but in no event later than within three (3) calendar days after he is contacted. Such notification shall include a reasonable description of the content of the communication with the legally or competitively adverse individual or entity; and

14.3 MoneyGram agrees that, to the extent not prohibited by law, it shall defend, utilizing counsel of MoneyGram’s choosing, and fully indemnify Mr. Milne in any action, suit, claim or proceeding, whether actual, threatened, pending or completed, whether judicial, administrative or investigative, whether Mr. Milne or MoneyGram or both are named or the subject matter thereof, arising out of Mr. Milne’s performance of services for MoneyGram, to the full extent provided under the articles, bylaws, or any other governing document of MoneyGram or under applicable law.

15. Press Release and Other Communications. The parties agree to prepare a mutually agreeable press release regarding Mr. Milne’s separation from MoneyGram and a communications plan with respect to that subject. Mr. Milne agrees that he will not make any verbal or written comments with respect to his separation from MoneyGram except in accordance with that plan.

16. Full Compensation. Mr. Milne agrees that the payments made and other consideration provided by MoneyGram under this Agreement constitute full compensation for and extinguish all of Mr. Milne’s actual or potential claims, including, but not limited to, all claims for attorneys’ fees, costs, and disbursements, and all claims for any type of legal or equitable relief.

17. No Admission of Wrongdoing. Mr. Milne and MoneyGram understand and acknowledge that this Agreement does not constitute an admission that either party has violated any local ordinance, state or federal statute, or principle of common law, or that either party has engaged in any improper or unlawful conduct or wrongdoing against the other party. Mr. Milne and MoneyGram agree that he/it will not characterize this Agreement or the payment of any money or other consideration in accord with this Agreement as an admission that the other party has engaged in any wrongdoing.

18. Authority. Mr. Milne represents and warrants that he has the authority to enter into this Agreement and that no causes of action, claims, or demands released pursuant to this Agreement have been assigned to any person or entity not a party to this Agreement.

19. Right to Consult with Attorney. Mr. Milne acknowledges that, by virtue of being presented with this Agreement, Mr. Milne has hereby been advised in writing and is fully aware of his right to consult with an attorney of his own choosing for the purpose of determining whether to sign this Agreement.

20. Knowing and Voluntary Action. Mr. Milne acknowledges that he has had a full opportunity to consider this Agreement and to ask any questions that he may have concerning this Agreement. Mr. Milne acknowledges that in deciding whether to sign this Agreement, he has not relied upon any statements made by MoneyGram or its agents, other than the statements made in this Agreement and any MoneyGram benefit plans in which Mr. Milne is a participant. Mr. Milne further acknowledges that he has not relied on any legal, tax or accounting advice from MoneyGram or its agents, except to the extent required pursuant to Section 7 of the Severance Plan and/or Section 5 of this Agreement.

21. Entire Agreement. Except as expressly stated to the contrary in this Agreement, this Agreement, including Exhibit A hereto, constitutes the entire agreement of the parties with respect to Mr. Milne’s employment with MoneyGram and Mr. Milne’s separation from employment with MoneyGram. Except as expressly stated to the contrary in this Agreement, the Employment Agreement, the Severance Plan, and the Post-Employment Restriction Agreement are hereby terminated and extinguished, and Mr. Milne shall have no further rights, to payments, benefits, or otherwise, under the Employment Agreement, the Severance Plan, or under any other MoneyGram agreement or plan.

22. Miscellaneous Provisions.

22.1	No modification or waiver of any provision hereof will be binding on any party unless in writing and signed by the parties hereto;

22.2	The invalidity or unenforceability of any particular provision hereof will not affect the other provisions of this Agreement, and this Agreement is to be construed in all respects as if such invalid or unenforceable provision(s) were omitted;

22.3	This Agreement has been the subject of negotiation between the parties and their counsel, and its language will not be construed in favor of or against either of the parties;

22.4	This Agreement is binding on and will inure to the benefit of the parties hereto and their respective successors, permitted assigns, heirs, executors and administrators. If Mr. Milne dies before he has received all of the payments described in this Agreement, any unpaid payments shall be paid to his designated beneficiaries or his estate, as the case may be, on the same terms and conditions as described in this Agreement; and

22.5	This Agreement may not be assigned, in whole or in part, by either party hereto without the prior written consent of the other party (any purported assignment hereof in violation of this subparagraph being null and void), provided however, that MoneyGram may, without prior consent, freely assign this Agreement to any successor in interest to MoneyGram or any affiliate by merger, consolidation, reorganization or otherwise by operation of law. In the event MoneyGram wishes to assign this Agreement to any successor in interest to MoneyGram to which MoneyGram’s obligations do not succeed by operation of law, MoneyGram agrees to first require such successor to assume expressly and agree to perform the terms of this Agreement in the same manner and to the same extent that MoneyGram would be required to perform had no such succession taken place.

23. Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

24. Governing Law. This Agreement will be construed in accordance with, and any dispute or controversy arising from any breach or asserted breach of this Agreement will be governed by, the internal laws, and not the law of conflicts, of the State of Delaware.

25. Notices. Any notice required or permitted to be given under this Agreement shall be sufficient if made in writing and sent via Certified Mail, Return Receipt Requested and addressed as follows:

If to Mr. Milne:

Philip W. Milne
[INTENTIONALLY OMITTED]

with a copy to:

Robert C. Boisvert, Jr.
Fredrikson & Byron, P.A.
200 South Sixth Street, Suite 4000
Minneapolis, MN 55402-1425

If to MoneyGram:

MoneyGram International, Inc.
1550 Utica Avenue South
Minneapolis MN 55416
Attn: Executive Vice President, General Counsel & Secretary

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Agreement on the dates indicated at their respective signatures below.

/s/ Philip W. Milne

Philip W. Milne

MoneyGram International, Inc.

By: /s/ Anthony P. Ryan

Its: EVP and Chief Operating Officer

[THIS IS THE SIGNATURE PAGE TO THE SEPARATION AGREEMENT
AND RELEASE OF ALL CLAIMS]

EXHIBIT A

AMENDED AND RESTATED EMPLOYEE TRADE SECRET, CONFIDENTIAL INFORMATION AND POST-EMPLOYMENT
RESTRICTIONS

1. MoneyGram’s Business Operations and Interests.

1.1	Nature of MoneyGram’s Business Operations. Mr. Milne and MoneyGram acknowledge and agree that MPSI is currently engaged in the following businesses:

1.1.1	providing payment services through a network of agents, including but not limited to money transfers, money orders, bill payment services, stored value cards and related products and services;

1.1.2	providing ACH services, including but not limited to ACH processing services, to corporate and financial institution customers;

1.1.3	processing of official checks and provision of related services for financial institutions, either directly or through trusts or other business entities; and

1.1.4	providing banking and processing services for payments such as rebates/refunds, gift certificates and government payments.

1.2	Scope of MoneyGram’s Business Operations. Mr. Milne and MoneyGram acknowledge and agree that MoneyGram conducts its business globally.

1.2	MoneyGram’s Interests. Mr. Milne and MoneyGram acknowledge and agree that MoneyGram has a legitimate interest in protecting its proprietary interests, including but not limited to its confidential business information and trade secrets.

2. Trade Secrets, Confidential Information and Related Covenants.

2.1	MoneyGram’s Trade Secrets and Confidential Information. During the course of Mr. Milne’s employment, he had access to and gained knowledge of the highly confidential and proprietary information (“Confidential Information”) and trade secrets which are the property of MoneyGram, or which MoneyGram is under an obligation not to disclose, including but not necessarily limited to the following: information regarding MoneyGram’s clients and prospective clients, the financial terms of MoneyGram’s contracts and proposed contracts, the expiration dates of such contracts, the key contact individuals at each client location, the transaction volume and business features of each client and/or location, business plans, marketing plans and financials, reports, data, figures, margins, statistics, analyses and other related information, and any other information of whatever nature which gives MoneyGram an opportunity to obtain a competitive advantage over its competitors who do not know or use it. In addition, MoneyGram’s Confidential Information and trade secrets include the means by which MoneyGram provides its services including but not limited to its organizational structure, technology, management systems, software and computer systems. Confidential Information does not include information that is generally available to the public through no direct or indirect act or failure to act by Mr. Milne.

2.2	Non-Use and Non-Disclosure of Trade Secrets and Confidential Information. Mr. Milne agrees to use his best efforts and the utmost diligence to guard and protect MoneyGram’s trade secrets and Confidential Information, and Mr. Milne agrees that he will not at any time now or in the future use or disclose, directly or indirectly, any of MoneyGram’s trade secrets or Confidential Information which Mr. Milne developed, obtained or learned about during and/or as a result of his employment by MoneyGram, unless previously authorized in writing to do so by a duly authorized representative of MoneyGram. Mr. Milne acknowledges that the Confidential Information and trade secrets are owned by and shall continue to be owned by MoneyGram and that misuse, misappropriation or disclosure of this information could cause irreparable harm to MoneyGram.

3. Post-Employment Competitive Activities and Related Covenants.

3.1	Definitions. For purposes of Sections 3 and 4, the following terms have the meanings indicated:

3.1.1 “Conflicting Product or Service” means any product, or process, or service in existence or under development, which is the same as or similar to or improves upon or competes with or is intended to replace or serve as an alternative to, a product, process, or service rendered by MoneyGram or which is under development or the subject of a pending acquisition or license by MoneyGram or as to which MoneyGram is actively negotiating to provide services through a business alliance relationship.

3.1.2 “Conflicting Organization” means any business that is a Customer (as defined below), or any other person or organization (including one owned in whole or in part by Mr. Milne) which is engaged in or is about to become engaged in the research on, or the development, production, marketing or sale of a Conflicting Product or Service.

3.1.3 “Customer” means any current customer or prospective or former customer of MoneyGram with which Mr. Milne had any contact or about which Mr. Milne had access to Confidential Information or trade secrets at any time during the twenty-four (24) months preceding the Separation Date.

3.2	Employment with a Conflicting Organization. Mr. Milne agrees that, for a period of twenty-four (24) months following the Separation Date, he will not accept employment or otherwise render services as an employee, trustee, principal, agent, consultant, partner, director or substantial stockholder of any Conflicting Organization (as defined above) unless Mr. Milne first obtains written consent to such engagement from a duly authorized representative of MoneyGram.

3.3	Interference with Existing Employment or Similar Relationships. Mr. Milne agrees that, for a period of twenty-four (24) months following the Separation Date, Mr. Milne will not knowingly directly or indirectly hire or cause any third party to hire, recruit, solicit or induce any employee, contractor, consultant or representative of MoneyGram to terminate his, her or its relationship with MoneyGram. Mr. Milne further agrees that, during such time, if a person who is employed by MoneyGram contacts Mr. Milne about prospective employment, Mr. Milne will inform such person that he cannot discuss the matter without informing MoneyGram and obtaining permission for such discussions in writing from a duly authorized representative of MoneyGram.

3.4	Interference with Customer Relationships. Mr. Milne agrees that for a period of twenty-four (24) months following the Separation Date, Mr. Milne will not knowingly directly or indirectly interfere with, attempt to influence or otherwise affect MoneyGram’s commercial relationships with any Customer (as defined above). Mr. Milne further agrees that, during such time, if a Customer contacts him about discontinuing business with MoneyGram or otherwise changing an existing or known prospective commercial relationship with MoneyGram, Mr. Milne will inform such Customer that he cannot discuss the matter without informing MoneyGram and obtaining permission for such discussions in writing from a duly authorized representative of MoneyGram.

4. Remedies.

4.1	Injunctive Relief. Mr. Milne acknowledges that the damages which may arise from a breach of Sections 3.2, 3.3, and 3.4 of this Agreement are irreparable and difficult to prove with certainty. If any covenant contained in Sections 3.2, 3.3, and/or 3.4 is breached, in addition to other legal remedies which may be available (which shall include but not be limited to any actual damages suffered by MoneyGram), MoneyGram shall be entitled to an immediate injunction from a court of competent jurisdiction to end such breach, without further proof of damage. Mr. Milne and Moneygram agree that the venue for such action shall be Minneapolis, Minnesota.

4.2	Alternative Obligation to Repay. As an alternative to seeking injunctive relief or other damages in the event of a breach of Section 3.2 of this Agreement, MoneyGram may, at its sole discretion, demand that Mr. Milne repay all amounts Mr. Milne received from MoneyGram during 2007 pursuant to the Management and Line of Business Incentive Plan, in the total amount of $1,150,000. Mr. Milne agrees to repay such amount within thirty (30) days of receipt of a written demand received from MoneyGram pursuant to this Section. Mr. Milne agrees that MoneyGram shall be entitled to initiate judicial proceedings seeking the return of the payments or benefits described herein if Milne fails or otherwise refuses to make such repayment upon receiving written notice from MoneyGram of the obligation to repay. The parties agree that the venue for such action shall be Minneapolis, Minnesota.

5. Discoveries, Inventions, Improvements and Works by Employee.

5.1	Ownership and Assignment. All designs, developments, discoveries, inventions, improvements or works (collectively “Inventions”) of whatsoever nature conceived or made by Mr. Milne, and the patent, copyright, trade secret and other intellectual property rights therein which are applicable in any way to MoneyGram’s business, shall be the sole and exclusive property of MoneyGram. Whenever requested by MoneyGram, Mr. Milne agrees to execute any papers MoneyGram deems necessary for the assignment and/or protection of MoneyGram’s interest in any Invention and the patent, copyright and other intellectual property rights therein.

5.2	Limited Exception. The provisions of Section 5.1 shall not apply to any Invention conceived or made by Mr. Milne in Minnesota and for which no equipment, supplies, facility or trade secret information of MoneyGram was used and which was developed entirely on Mr. Milne’s own time, unless: (a) the invention relates directly to the business of MoneyGram, or to MoneyGram’s actual or demonstrably anticipated research or development, or (b) the Invention results from any work performed by Mr. Milne for MoneyGram.